INVEST IN **KINECTAIR**

Travel in small planes from nearby airports; made more accessible using software

PITCH VIDEO INVESTOR PANEL


PILATUS
OPEN THE SKIES

kinectair.com Vancouver WA

Technology | Software | Artificial Intelligence | Aerospace | Travel

LEAD INVESTOR



Andy Tung

As an experienced operator in transportation businesses, a director of a major Asian airline, and more recently as an investor in early stage companies, I am excited by KinectAir's ambition to "Open the Skies" and transform the future of aviation into something more accessible, more enjoyable and more sustainable.

I have enjoyed getting to know and work with Jonathan Evans. He is an experienced entrepreneur with a track record in innovation and software development, having sold his drone software business to global giant Verizon. A mark of his leadership is shown in the team he has built at KinectAir. Many are entrepreneurs in their own right (over $41M raise for previous ventures with multiple FTSE 500 and PE exits). They are all passionate about the mission with the capability needed to deliver a safe, sound and profitable operation.

What we have seen through the pandemic is that business can be done from anywhere. This could fundamentally change travel patterns towards options that value time and personal space. Meanwhile, the economics of the traditional air transport business continues to drive service providers to focus on pursuing economies of scale in an attempt to drive down unit cost. Frequently customer experience has paid the price.

KinectAir approaches the business in a different way. By making the best use of under-utilized assets (airplanes and airports), combined with intelligent AI-backed software, they will optimally match supply and demand to provide customized travel solutions on a 'on-demand' basis, while keeping operating costs competitive and prices accessible.

In my eyes, KinectAir's model will provide a completely different travel experience through nearby uncongested airports, served by ground and air staff who are passionate about delivering a truly customer centric experience.

Invested $50,000 this round & $1,200,000 previously

Highlights

1. 📱Use your mobile phone to summon a small plane to a nearby airfield
2. 🛩Fly efficiently and conveniently from one of the 5,000 small airports in the US
3. ⛔Avoid the congestion of the 30 hub airports serving 70% of "big plane" traffic
4. 💸Benefit from cost reductions as software and sustainable aircraft open access to a new way to travel
5. 😀Experience flying as never before in the safe hands of experienced private, commercial and military pilots

Our Team



Jonathan Evans CEO - Chief Executive Officer

Flying since aged 10, and the youngest pilot in the Army when I got my wings. I've flown everything; helicopters, planes, paragliders, drones & model rockets with my kids. I founded an aviation-software network, Skyward, acquired by Verizon in 2017

Everyone should be able to benefit from direct, point-to-point air travel; it is a truly awesome way to move

software network, Skyward, acquired by Verizon in 2017

Everyone should be able to benefit from direct, point-to-point air travel; it is a truly awesome way to move around and connect with people and places ...but it is a mode of flight which is available to only 0.1% of the population today, despite nearly all of us living within 20 minutes of a small airfield!



Philip Benjamin Howard CTO - Chief Technology Officer

I co-founded a drone aviation company developing a SaaS product now used in 60 countries. I then became VP of engineering to develop a machine learning & AI platform for an international startup, raising a $14M Series C and hiring 3 engineering teams



Daniel Gizzi COO & CFO

I co-founded the fastest growing Cirrus fractional ownership program before founding a aircraft sales, management & consulting firm with $100m+ in aircraft transactions. Aviator crazy have flown piston, turbo-prop, jet & rotorcraft for over 15 years.



Lisa Christensen Chief Experience Officer

I love creating joyful customer experiences through flight. I ran operations at Andrews Air Force Base, "America's Airfield," served as a Gulfstream pilot transporting our Nation's Senior leaders and served as a Combat Airlifter in the USAF



Nick Rogers Chief Commercial Officer

I was a British Airways pilot for 15 years flying Airbus A320s & Boeing 747s. I have 10,000 flight hours at the 'pointy end' of commercial aviation and set up Sky-Futures (one of the world's first drone businesses) that sold to Private Equity in 2019



Tim Williamson Chief Pilot

A bush pilot turned VIP private owner captain (+ every job in between!) I was born and raised with the bears on Kodiak Island, Alaska, where aviation is a big part of daily life. I lead the KinectAir pilot group working to make our vision a reality



Johnny Corbett Chief Marketing & Revenue Officer

I love working with businesses and brands making a dent on the world they operate in. I started at drinks giant Diageo then moved into other industries including AkzoNobel (paints) Hiscox (Financial Services) and building my own consultancy portfolio



Conor Whitehead Director of Aviation Operations

A lifelong aviator, I love spreading the joy of flight; whether in my own bush-plane, wild-fire suppression, or on Army Special Ops. As a seasoned instructor and leader its my job to build a culture of trust & empathy for passengers flying with us



Anneke Tucker Director of Fleet

Anneke is an FAA Airframe & Powerplant technician with inspection authority. She is also an Owner/Founder of Attain Aviation. Her 17+ years in the aviation industry started as Marine Corps Combat Aircrew: OEF & OIF.



Chris Rogers Chief of Staff

I love building brands and doing communications of all sorts. I've lead comms for global brands in Europe and built & exited a new blockchain enabled business (Dovetail Labs). I'm now Chief of Staff at KinectAir, opening the skies for our customers!



John Hilmes Head of Product

An architect & designer for two decades, imagining everything from floating data centers, to urban drone corridors, to Google's new Mountainview HQ and eco-friendly settlements in the Nevada desert.



Peter Lucier General Counsel

A practicing business operations and contracts lawyer, Peter started his career as a litigator in D+O insurance. In parallel he became a successful entrepreneur in real estate and tech startup. As KinectAir GC, he is adept in US aviation law.



James Cooper Chief Strategy Officer

An aviator of 26 years flying Boeing 747s/787s & Airbus A320s. I started my career in Consulting before changing to fulfill my flying ambitions. I have experience leading pilot recruitment and resource planning teams for an international airline.



Jennipher Smith Network Developer

A lifelong entrepreneur turned corporate sales exec, I enjoy building networks of people in order to do BIG things. I'm here to help bring the magic back to flight, to aircraft ownership and to help people explore a life they maybe never imagined



Matt Kent Media Director (Jellyfish digital marketing)

Pitch


KINECT AIR
ACCESSIBLE, AFFORDABLE & SUSTAINABLE PERSONAL AIR MOBILITY
OPEN THE SKIES


NO FORCE ON EARTH CAN STOP AN IDEA WHOSE TIME HAS COME. - VICTOR HUGO
AIR TRAVEL WILL CHANGE MORE IN THE NEXT 5 YEARS...
HELVETIA
2FR
+1FR
PRO AERO 1972
...THAN IN ALL OF THE LAST 50.


COMMERCIAL AIR TRAVEL IS...
INEFFICIENT
INDIFFERENT
FRUSTRATING
...FORCING 70% OF AIR TRAVEL INTO JUST 30 AIRPORTS.


FLYING PRIVATE
REMAINS INACCE$$IBLE
EXCEPT TO THE 0.1%
WEALTHIEST - ACCESSING
ALL 5000 U.S. AIRPORTS.


SUSTAINABLE AVIATION SOLUTIONS ARE LONG OVERDUE...

...BUT EXACT TIMELINES FOR REGULATORY APPROVAL ARE **UNCLEAR.**









2022	2025	2030	2035
HYBRID	ELECTRIC (ECTOL)	HYDROGEN (ECTOL)	EVTOL

SILOS ARE WAITING TO BE ***CONNECTED.***

Uber
lyft

*When will tech move the best aircraft of today to where **PASSENGERS** need them, on-demand?*

airbnb
TURO

*When will the sharing economy unlock the value of idle assets for **AIRPLANE OWNERS**?*

toptal

*When will experienced, professional **PILOTS** get to determine when, where & how they want to work?*

KINECT AIR



YOU NEVER CHANGE THINGS BY FIGHTING THE EXISTING REALITY.
TO CHANGE SOMETHING, BUILD A NEW MODEL
THAT MAKES THE EXISTING MODEL OBSOLETE.
— B. FULLER

UNBEATABLE

AIR MOBILITY ON-DEMAND. BY APP, FROM YOUR PHONE.


SAN FRANCISCO
3.5 HR DRIVE
1 HR FLIGHT
LAKE TAHOE

UNLOCKING

ECONOMIC POTENTIAL OF IDLE AIRCRAFT & LOCAL AIRFIELDS.



SOFTWARE

MAKINGTHE JOY OF FLIGHT MORE ACCESSIBLE THAN EVER BEFORE.





CONNECTING

PASSENGERS, PLANE OWNERS & PILOTS, INTO AN INCREDIBLE **EXPERIENCE**.

BUILDING

THE PROTOCOLS OF **TOMORROW**'S SUSTAINABLE ECOSYSTEM, **TODAY**.



FULL STACK

AVIATION AT THE EDGE

PASSENGERS — KinectAir enables anyone to book a small plane to wherever they wish to go, from their phone, **on-demand**.

PLANE OWNERS — Owners put their planes on network and we maintain, certify and insure them, and they **receive revenue** from passenger flights.

PILOTS — Pilots with commercial and/or military experience fly **their own schedules** as the front line of exceptional customer experience.

PUBLIC AIRPORTS — **5000 airports** are activated by KinectAir, putting the full economic energy of these public investments to work.

KINECTAIR A.I. DELIVERS **REALTIME,** DYNAMIC


FLEET
VALUE
PILOTS
DEMAND

PRICING



SCHEDULE
HISTORY
WEATHER
OPERATION



TECH DRIVES COST PER SEAT DOWN...
COST PER MILE PER SEAT
$10
$1
$0.5
PRIVATE CHARTER TODAY
KINECTAIR ON DEMAND 2022
KINECTAIR ELECTRIC 2025
0.1%
1%
>10%
% OF POPULATION WHO CAN AFFORD PRIVATE AVIATION

...**OPENING THE SKIES** TO MILLIONS OF NEW PASSENGERS.

GROWING NETWORKS DRIVE SOFTWARE & REVENUE



USA ATLANTIC SE
USA PACIFIC NW
USA REGION 3
UK + EUROPE
INDIVIDUALS & SHARED OWNERS SELF FINANCE
LOCAL DOWN-PAYMENTS & COMMUNITY INVESTMENTS
INSTITUTIONAL CAPITAL FUNDS FLEET EXPANSION
DECENTRALIZED, DECIMALIZED INVESTMENT

A **close-knit** team of world-class aviators & tech **entrepreneurs.**



***$41M** previously raised across relevant industries – with **multiple exits**.*

JOIN US AS WE OPEN THE SKIES.



JONATHAN EVANS
Founder & CEO

ANDY TUNG
Lead Investor, Board Member

GREG GREELEY
Investor
former VP, Prime

DAN TAYLOR
Investor
VP, Global Ads

GUR KIMCHI
Vested Advisor
former VP, PrimeAir

Leadership, Investors & Advisors with extensive digital, transport & customer experience.


VOLTAERO
Universal Hydrogen
Jellyfish
WEFUNDER
ORIGOINVESTMENTS
ADMINISTRATION
FAA Part 135 Certification
Pre-Application
Formal Application
Design Assessment
PENDING Performance Assessment
PENDING Administrative Functions
Strategic partners in sustainable aviation, fleet finance, digital communications, insurance & aviation infrastructure.
YOUR INVESTMENT WILL
OPEN THE SKIES
Generate revenue through accelerated on-boarding of aircraft owners - starting in Atlanta/Florida network in Q1 2022.
Develop AI software to understand demand patterns and deliver dynamic, realtime pricing.
Craft exceptional experiences (including booking, payment & cutomer services).
Build critical talent teams (inc. Pilots, Software, Sales, Marketing and Customer Service).
Complete FAA Part 135 Certification and commence commercial passenger transactions.
Invest on terms identical to those of our large network of professional investors.
RAISE
$8 MILLION
($5M crowdfunded)
VALUATION
$23 MILLION
KINECTAIR
LEARN MORE: OPENTHESKIES@KINECTAIR.COM

Keen to hear more? Dive into these links to see KinectAir in action:

Build a flight on our 'discovery app' to explore where you'd like to fly with KinectAir

Explore our NFT based OpenAccess loyalty program memberships and lock in round trip flights, lifetime discounts, and other incredible benefits.

Join our Discord to be part of the community of pilots, plane owners, passengers and Web3 enthusiasts collaborating to decentralize air travel.

Downloads

The experts view: NASA 2021 Report on Regional Air Mobility.pdf

KinectAir Wefunder Downloadable Pitch Presentation 2022.pdf